FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

24 February 2014

GRUPO FINANCIERO HSBC, S.A. DE C.V.
2013 FINANCIAL RESULTS - HIGHLIGHTS

• Net income before tax for the year ended 31 December 2013 was MXN4,706m, a decrease of MXN3,027m or 39.1% compared with MXN7,733m for 2012.

• Net income for the year ended 31 December 2013 was MXN3,714m, a decrease of MXN2,302m or 38.3% compared with MXN6,016m for 2012.

• Total operating income, net of loan impairment charges, for the year ended 31 December 2013 was MXN26,365m, a decrease of MXN3,319m or 11.2% compared with MXN29,684m for 2012.

• Loan impairment charges for the year ended 31 December 2013 were MXN8,086m, an increase of MXN2,552m or 46.1% compared with MXN5,534m for 2012.

• Administrative and personnel expenses were MXN21,702m, a decrease of MXN291m or 1.3% compared with MXN21,993m for 2012.

• The cost efficiency ratio was 63.0% for the year ended 31 December 2013, compared with 62.4% for 2012.

•    Net loans and advances to customers were MXN192.8bn at 31 December 2013, an increase of MXN3.2bn or 1.7% compared with MXN189.6bn at 31 December 2012. Total impaired loans as a percentage of gross loans and advances increased to 5.9% compared with 2.0% at 31 December 2012.

• At 31 December 2013, deposits were MXN287.5bn, a decrease of MXN7.8bn or 2.6% compared with MXN295.3bn at 31 December 2012.

• Return on equity was 7.0% for the year ended 31 December 2013 compared with 12.4% for 2012.

• At 31 December 2013, the bank's total capital adequacy ratio was 14.8% and the tier 1 capital ratio was 12.0% compared with 14.5% and 11.6% respectively at 31 December 2012.

• In the first quarter of 2013, the bank paid a dividend of MXN1,400m, representing MXN0.72 per share, and Grupo Financiero HSBC paid a dividend of MXN2,500m, representing MXN0.89 per share.

2012 results have been restated to reflect the general insurance manufacturing businesses and HSBC Fianzas, the bonding company, as discontinued operations.

HSBC Mexico S.A. (the bank) is a subsidiary of Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the quarter ended 31 December 2013) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release. HSBC Seguros, S.A. de C.V. Grupo Financiero HSBC (HSBC Seguros) is Grupo Financiero HSBC's insurance group.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

Mexico saw a material slowdown in economic activity in 2013, with GDP growth likely to have slowed to less than 1.5% from 3.9% in 2012. Inflationary pressures remained subdued and Banxico, the Mexican Central Bank, cut its key policy rate to 3.5% from 4.5% at the start of the year. However, a significant number of structural reforms should aid long-term performance of the Mexican economy.

For the year ended 31 December 2013, Grupo Financiero HSBC's net income was MXN3,714m, a decrease of MXN2,302m or 38.3% compared with 2012. The reduction was driven mainly by higher loan impairment charges, lower trading and other operating income, partially offset by an increase in net interest income and net fee income, lower tax expense, as well as reduced administrative and personnel expenses.

Net interest income was MXN22,592m, an increase of MXN477m or 2.2% compared with 2012. The improvement was due to higher average portfolio balances in mortgage, payroll, personal and credit cards loans, partially offset by lower interest income in non-interest bearing deposits due to a decrease in market rates and lower spreads in personal and payroll loans, as well as lower balances in commercial and government entities loans.

Loan impairment charges were MXN8,086m, an increase of MXN2,552m or 46.1% compared with 2012. The increase is mainly explained by the higher loan impairment charges related to specific customers in the home builders' portfolio as a result of a change in the public housing policy, and the increase in the impaired consumer loan portfolio arising from loan growth and portfolio deterioration, the latter being in line with general market experience. New regulations from Mexico's banking and securities regulator, CNBV, relating to the methodology for calculating loan impairment allowances for commercial lending were implemented on 30 June 2013. The implementation of this new methodology increased loan loss allowances by MXN799m, which were recognised through retained earnings.

Net fee income was MXN6,909m, an increase of MXN576m or 9.1% compared with 2012. The improvement was driven by lower fee expenses, mainly as a result of a change in the presentation of certain insurance expenses to administration expenses in the first half of 2013. Increased annual fees charged on credit cards and a higher number of transactions, coupled with higher investment funds and account services fees also contributed to the higher fee income.

Trading income of MXN2,420m decreased by MXN534m or 18.1% compared with 2012, mainly in bonds and derivatives as a consequence of interest rate market volatility.

Other operating income was MXN2,530m, a decrease of MXN1,286m or 33.7% compared with 2012. This reduction is mainly due to lower net releases of loan impairment charges during 2013 which according to the Mexican GAAP accounting regulation should be presented within this category, as well as an impairment provision on a defaulted derivative that is recognised as an account receivable.

Administrative and personnel expenses were MXN21,702m, a decrease of MXN291m or 1.3% compared with 2012. Excluding the impact of the non-recurrence of the MXN379m fine imposed by CNBV in 2012, administrative and personnel expenses would have increased by MXN88m or 0.4% compared with 2012. During 2013 sustainable savings of MXN511m (USD40m) were generated which have been re-invested in the compliance and risk functions  in line with the implementation of the HSBC Group's global standards.

The cost efficiency ratio was 63.0% for the year ended 31 December 2013, compared with 62.4% for 2012.

The effective tax rate was 25.0% for the year ended 31 December 2013, compared with 26.9% for 2012. A large part of this variance is explained by higher inflationary effects which benefited the effective tax rate in 2013, coupled with an increase in deferred tax assets as a result of the change in the statutory tax rate to be applied in future periods, partially offset by higher non-deductible expenses in 2013.

Grupo Financiero HSBC's insurance subsidiary, HSBC Seguros, reported net income before tax of MXN1,886m for the year ended 31 December 2013, excluding discontinued operations, a decrease of 18.6% compared with 2012. This was mainly due to an increase in the claims ratio to 44.0% from 34.6% reported in 2012. In addition, investment income decreased 5.2% mainly due to market volatility in interest rates during 2013. Gross written premiums increased 1.0% in life products.

Net loans and advances to customers were MXN192.8bn at 31 December 2013, an increase of MXN3.2bn or 1.7% compared with MXN189.6bn at 31 December 2012. The performing mortgage loan portfolio increased by 26.9% and the performing consumer loan portfolio increased by 12.2% primarily in personal and payroll loans. Government loans decreased 35.5% mainly due to a repayment of one significant loan during 2013. The performing commercial loan portfolio decreased by 0.9% due to the reclassification of loans to certain home builders to the impaired portfolio.

At 31 December 2013, total impaired loans increased by 202.9% to MXN12.2bn compared with MXN4.0bn at 31 December 2012. The higher impaired loan portfolio is largely associated with increased impaired commercial loans related to the performance of certain home builders during 2013. Total impaired loans as a percentage of total loans and advances to customers increased to 5.9% compared with 2.0% at 31 December 2012. The non-performing loan ratio of mortgage and consumer impaired loan portfolios increased to 3.9% compared with 3.5% at 31 December 2012, as a result of the Mexican economic performance.

Total loan loss allowances at 31 December 2013 were MXN12.2bn, an increase of MXN2.8bn or 30.3% compared with 31 December 2012. A total of MXN799m of the increase in loan loss allowances was recognised through retained earnings in June 2013 as a consequence of applying the new CNBV methodology for commercial loans. The total coverage ratio (allowance for loan losses divided by impaired loans) was 100.6% at 31 December 2013 compared with 233.8% at 31 December 2012. This decrease was primarily a result of the increase in impaired commercial loans.

Total deposits were MXN287.5bn at 31 December 2013, a decrease of MXN7.8bn or 2.6% compared with 31 December 2012. Demand deposits decreased by 4.6% while time deposits decreased by 0.9%, mainly related to a reduction of high interest bearing accounts due to re-pricing strategies in order to offset the decrease in market interest rates.

At 31 December 2013, the bank's total capital adequacy ratio was 14.8% and the tier 1 capital ratio was 12.0% compared with 14.5% and 11.6% respectively at 31 December 2012.

In the first quarter of 2013, the bank paid a dividend of MXN1,400m representing MXN0.72 per share and Grupo Financiero HSBC paid a dividend of MXN2,500m representing MXN0.89 per share.

Business highlights

Retail Banking and Wealth Management (RBWM)

RBWM increased demand deposits average balances by 1.7% compared with the previous year.

Sales of personal loans continued to be strong compared to the prior year, with sales volumes higher by 78.2%.

Mortgage sales volumes increased by 104.0% compared with the same period of 2012, largely as a result of a mortgage campaign launched in April 2013 which at the time was the most competitive mortgage rate in the market of 8.70%. In September 2013, new prices for mortgages of 8.45% were launched for premier customers, which was the lowest rate in the market.

The average balances of credit cards increased 7.6% compared with the same period of the prior year; whilst sales increased 1.6% versus last year.

Commercial Banking (CMB)

CMB results for 2013 were impacted by loan impairment charges, mainly related to provisions on exposures to certain home builders as a result of a change in the public housing policy.

Aligned to our global strategy of becoming the leading international trade and business bank, CMB continues to increase connectivity with global customers throughout the world. It is important to highlight the following points:

•    Further action taken to support international SMEs through the US$1bn International Growth Fund; lending of MXN3,503m (US$276m) has been approved six months after launch. The International Growth Fund has played an important role in delivering overall Business Banking Upper segment average loan growth of 25.4% over prior year.

• CMB average deposits decreased 13.0% compared with 2012. From a more focused relationship-led approach, average deposits at 31 December 2013 were 13.1% higher compared to the figure at 30 June 2013.

•    Continued progress in collaboration with Global Banking and Markets and Global Private Banking, with particularly strong year on year growth in revenues from foreign exchange. Closer coordination with GBM expertise has delivered growth in more complex products with sophisticated clients.

Global Banking and Markets (GBM)

During the last quarter of 2013 GBM acted as a joint mandated lead arranger, interest rate swap coordinator and hedging counterparty for a 16 year MXN1,245m financing for the acquisition, operation and maintenance of the company Grupo Mexico's 74MW Wind Farm in Istmo of Tehuantepec (Oaxaca) Mexico.

The project represents a landmark transaction both for the client and HSBC; it marks the first steps of Grupo Mexico into the wind renewable business, in line with its strategy to increase focus on sustainable energy development, as well as providing a cost efficient source of energy for its business division portfolio. The deal reinforces HSBC's commitment to support the renewable energy sector in line with our sustainability policy.

During the last quarter of 2013, Debt Capital Markets maintained its status as one of the top three leading Mexican underwriters.

Sale of HSBC Fianzas to Afianzadora ASERTA

In December 2013, the sale of HSBC Fianzas, Grupo Financiero HSBC's subsidiary which undertakes bonding and surety business, to Afianzadora Aserta was completed. This sale represents further progress in the execution of the HSBC Group's strategy.

Grupo Financiero HSBC's 2013 financial results as reported to HSBC Holdings plc, our ultimate parent company, are prepared in accordance with International Financial Reporting Standards (IFRS)

For the year ended 31 December 2013, on an IFRS basis, Grupo Financiero HSBC reported a net income before tax of MXN1,637m, a decrease of MXN7,423m or 81.9% compared with MXN9,060m for 2012.

The higher net income before tax reported under Mexican GAAP is largely due to higher loan impairment charges under IFRS mainly as a result of recognising through the income statement the home builders loan impairment charges that were primarily recognised through retained earnings under Mexican GAAP, and a reduction of the present value of in-force long-term insurance business, a concept which is only recognised under IFRS. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

About HSBC

HSBC Mexico's Payments and Cash Management business won, for the second consecutive year, "Best Global Cash Management House Mexico 2013" from Euromoney.

HSBC Mexico was awarded as the "Best Infrastructure Financing in Mexico" by LatinFinance for the Red de Carreteras de Occidente's europeso project bond. This marked the first time a Mexican peso-denominated project bond had been sold to international investors. LatinFinance gave HSBC Mexico two awards: "Best Local Currency" and "Best Financing Innovation" both for the America Movil MXN15bn global peso bond.

HSBC Mexico was recognised as among the leading enterprises in the 'Great Place to Work' ranking of "Best Companies to Work for in Mexico: Gender Equality".

HSBC Mexico was the winning company in the category of Community Engagement at the Incluye Awards 2013 for the inclusion program, 'Sumando Valor'.

HSBC Mexico came second, within the financial sector companies, in the ranking of the 50 companies with sustainable social responsibility published by the magazine "Mundo Ejecutivo".

On 20 December 2013, HSBC Mexico obtained "LEED (Leadership in Energy & Environmental Design) Volume in Operations and Maintenance" certification for the first package of 25 branches nationwide, being the first bank in Latin America to receive this certification.

Grupo Financiero HSBC is one of the leading financial groups in Mexico with 987 branches, 6,120 ATMs and approximately 17,500 employees. For more information, visit www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 6,300 offices in 75 countries and territories in Europe, Hong Kong, Rest of Asia-Pacific, North and Latin America, the Middle East and North Africa and with assets of US$2,671bn at 31 December 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

For further information contact: Mexico City
Lyssette Bravo	Andrea Colín
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 3001

London
Donal McCarthy	Guy Lewis
Corporate Media Relations	Investor Relations
Telephone: +44 (0)20 7992 1631	Telephone: +44 (0)20 7992 1938

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2013	2012	2013	2012
Assets

Cash and deposits in banks	55,407	55,846	55,407	55,846

Margin accounts	-	53	-	53

Investment in securities	171,422	156,191	153,455	140,003
Trading securities	58,568	43,694	51,121	36,338
Available-for-sale securities	96,081	97,184	96,081	97,184
Held to maturity securities	16,773	15,313	6,253	6,481

Repurchase agreements	500	7,706	500	7,706

Derivative transactions	49,769	43,349	49,769	43,349

Performing loans
Commercial loans	108,207	109,164	108,207	109,164
Loans to financial intermediaries	4,339	4,823	4,339	4,823
Consumer loans	37,675	33,585	37,675	33,585
Mortgage loans	24,480	19,287	24,480	19,287
Loans to government entities	18,133	28,107	18,133	28,107
Total performing loans	192,834	194,966	192,834	194,966
Impaired loans
Commercial loans	9,617	2,072	9,617	2,072
Loans to financial intermediaries	3	3	3	3
Consumer loans	1,788	1,302	1,788	1,302
Mortgage loans	703	636	703	636
Loans to government entities	45	-	45	-
Total impaired loans	12,156	4,013	12,156	4,013
Gross loans and advances to customers	204,990	198,979	204,990	198,979
Allowance for loan losses	(12,223)	(9,381)	(12,223)	(9,381)
Net loans and advances to customers	192,767	189,598	192,767	189,598
Accounts receivable from insurers and bonding companies	18	2	-	-
Premium receivables	53	69	-	-
Accounts receivable from reinsurers and rebonding companies	73	117	-	-
Benefits to be received from trading operations	182	155	182	155
Other accounts receivable	40,404	32,074	40,293	31,972
Foreclosed assets	159	218	159	218
Property, furniture and equipment, net	6,927	7,208	6,927	7,207
Long-term investments in equity securities	234	227	148	139
Assets held for sale	35	517	5	-
Deferred taxes	7,710	6,226	7,624	6,138
Goodwill	1,048	1,048	-	-
Other assets, deferred charges and intangibles	3,832	3,195	3,637	3,076
Total assets	530,540	503,799	510,873	485,460
Consolidated Balance Sheet (continued)

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2013	2012	2013	2012
Liabilities
Deposits	287,520	295,325	287,808	295,873
Demand deposits	178,070	186,723	178,358	187,271
Time deposits	103,414	104,358	103,414	104,358
Money market instruments	6,036	4,244	6,036	4,244

Bank deposits and other liabilities	20,510	22,727	20,510	22,727
On demand	2,900	1,980	2,900	1,980
Short-term	15,466	19,140	15,466	19,140
Long-term	2,144	1,607	2,144	1,607

Repurchase agreements	34,765	20,729	34,765	20,729
Stock borrowing	-	-	-	-
Financial assets pending to be settled	-	-	-	-
Collateral sold	9,076	3,888	9,076	3,888
Derivative transactions	47,643	40,921	47,643	40,921
Technical reserves	11,432	10,703	-	-
Reinsurers	13	14	-	-
Other accounts payable	53,750	48,281	53,401	47,813
Income tax	954	930	916	746
Sundry creditors and other accounts Payable	52,796	47,351	52,485	47,067

Subordinated debentures outstanding	9,463	10,196	9,463	10,196

Deferred taxes	599	526	601	526

Total liabilities	474,771	453,310	463,267	442,673

Equity
Paid in capital	37,823	32,673	32,768	27,618
Capital stock	5,637	5,111	5,680	5,261
Additional paid in capital	32,186	27,562	27,088	22,357

Other reserves	17,942	17,805	14,836	15,167
Capital reserves	2,458	2,157	10,973	10,573
Retained earnings	11,489	8,833	1,436	(202)
Result from the valuation of available-for-sale securities	290	902	290	902
Result from cash flow hedging transactions	(9)	(103)	(9)	(103)
Net income	3,714	6,016	2,146	3,997
Minority interest in capital	4	11	2	2
Total equity	55,769	50,489	47,606	42,787
Total liabilities and equity	530,540	503,799	510,873	485,460

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	31 Dec	31 Dec	31 Dec	31 Dec
	2013	2012	2013	2012
Interest income	29,861	32,112	28,993	31,347
Interest expense	(8,240)	(11,097)	(8,255)	(11,117)

Earned premiums	3,030	2,940	-	-
Technical reserves	(890)	(843)	-	-
Claims	(1,169)	(997)	-	-

Net interest income	22,592	22,115	20,738	20,230

Loan impairment charges	(8,086)	(5,534)	(8,086)	(5,534)
Risk-adjusted net interest income	14,506	16,581	12,652	14,696

Fees and commissions receivable	8,711	8,482	8,358	8,014

Fees payable	(1,802)	(2,149)	(1,810)	(1,794)

Trading income	2,420	2,954	2,273	2,686

Other operating income	2,530	3,816	2,808	4,116

Total operating income	26,365	29,684	24,281	27,718

Administrative and personnel expenses	(21,702)	(21,993)	(21,573)	(22,343)

Net operating income	4,663	7,691	2,708	5,375

Undistributed income from subsidiaries	43	42	43	35

Net income before taxes	4,706	7,733	2,751	5,410
Income tax	(2,244)	(1,985)	(1,677)	(1,324)
Deferred income tax	1,067	(95)	1,073	(89)
Net income before discontinued operations	3,529	5,653	2,147	3,997

Discontinued operations	186	364	-	-

Minority interest	(1)	(1)	(1)	-

Net income	3,714	6,016	2,146	3,997

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2013	32,673	2,157	8,833	902	(103)	6,016	11	50,489

Movements inherent to the shareholders' decision
Shares issue	5,150							5,150
Transfer of result of prior years	-		6,016	-	-	(6,016)	-	-
Constitution of reserves		301	(301)					-
Cash dividends	-	-	(2,500)	-	-	-	-	(2,500)
Total	5,150	301	3,215	-	-	(6,016)	-	2,650

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	3,714	-	3,714
Result from valuation of available- for-sale securities	-	-	-	(612)	-	-	-	(612)
Result from cash flow hedging transactions	-	-	-	-	94	-	-	94
Others		-	(559W)		-		(7)	(566)
Total	-	-	(559)	(612)	94	3,714	(7)	2,630
Balances at 31 December 2013	37,823	2,458	11,489	290	(9)	3,714	4	55,769

WMethodology for calculating loan impairment allowances for commercial lending implemented on 30 June2013. Net of tax at 30%.

Consolidated Statement of Changes in Shareholders' Equity (continued)

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2013	27,618	10,573	(202)	902	(103)	3,997	2	42,787

Movements inherent to the shareholders' decision
Share issue	5,150	-	-	-	-	-	-	5,150
Transfer of result of prior years	-	-	3,997	-	-	(3,997)	-	-
Constitution of reserves	-	400	(400)	-	-	-	-	-
Cash dividends	-		(1,400)	-	-	-	-	(1,400)
Total	5,150	400	2,197	-	-	(3,997)	-	3,750

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	2,146	-	2,146
Result from valuation of available- for-sale securities	-	-	-	(612)		-	-	(612)
Result from cash flow hedging transactions	-	-	-	-	94	-	-	94
Others	-		(559W)	-	-	-	-	(559)
Total	-	-	(559)	(612)	94	2,146	-	1,069
Balances at 31 December 2013	32,768	10,973	1,436	290	(9)	2,146	2	47,606

WMethodology for calculating loan impairment allowances for commercial lending implemented on 30 June2013. Net of tax at 30%.
Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	31 Dec 2013

Net income	3,714
Adjustments for items not involving cash flow:	9,253
Allowances for loan losses	2,602
Depreciation	1,274
Amortisation	389
Provisions	2,655
Income tax and deferred taxes	1,671
Technical reserves	890
Discontinued operations	(186)
Undistributed income from subsidiaries	(42)

Changes in items related to operating activities:
Margin accounts	53
Investment securities	(16,138)
Repurchase agreements	7,206
Derivative / assets	(6,287)
Loan portfolio	(6,570)
Foreclosed assets	59
Operating assets	(7,823)
Deposits	(7,805)
Bank deposits and other liabilities	(2,217)
Settlement accounts	-
Creditors repo transactions	14,036
Stock borrowing	-
Collateral sold or delivered as guarantee	5,188
Derivative / liabilities	6,722
Subordinated debentures outstanding	(733)
Accounts receivables from reinsurers and coinsurers	28
Accounts receivables from premiums	16
Reinsurers and bonding	(1)
Other operating liabilities	2,580
Income tax paid	(2,514)
Funds used in operating activities	(14,200)

Investing activities:
Acquisition of property, furniture and equipment	(994)
Intangible asset acquisitions & prepaid expenses	(1,026)
Cash dividends	34
Other investment activities	130
Funds used in investing activities	(1,856)

Financing activities:
Shares issue	5,150
Cash dividends	(2,500)
Funds provided by financing activities	2,650

Financing activities:
Decrease in cash and equivalents	(439)
Cash and equivalents at beginning of period	55,846
Cash and equivalents at end of period	55,407

Consolidated Statement of Cash Flows (continued)

BANK

Figures in MXN millions	31 Dec 2013

Net income	2,146
Adjustments for items not involving cash flow:	8,151
Allowances for loan losses	2,842
Depreciation	1,274
Amortisation	389
Provisions	2,589
Income tax and deferred taxes	1,099
Undistributed income from subsidiaries	(43)
Others	1

Changes in items related to operating activities:
Margin accounts	53
Investment securities	(14,360)
Repurchase agreements	7,206
Derivative / assets	(6,287)
Loan portfolio	(6,810)
Foreclosed assets	59
Operating assets	(8,352)
Deposits	(8,065)
Bank deposits and other liabilities	(2,217)
Settlement accounts	-
Creditors repo transactions	14,036
Stock borrowing	-
Collateral sold or delivered as guarantee	5,188
Derivative / liabilities	6,722
Subordinated debentures outstanding	(733)
Other operating liabilities	2,678
Income tax paid	(1,694)
Funds used in operating activities	(12,576)

Investing activities:
Acquisition of property, furniture and equipment	(994)
Intangible asset acquisitions & prepaid expenses	(950)
Cash dividends	34
Funds used in investing activities	(1,910)

Financing activities:
Share issue	5,150
Cash dividends	(1,400)
Funds provided by financing activities	3,750

Financing activities:
Decrease in cash and equivalents	(439)
Cash and equivalents at beginning of period	55,846
Cash and equivalents at end of period	55,407

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the year ended 31 December 2013 and an explanation of the key reconciling items.

31 Dec
Figures in MXN millions	2013

Grupo Financiero HSBC - Net Income Under Mexican GAAP	3,714

Differences arising from:

Valuation of defined benefit pensions and post-retirement healthcare benefitsW	127
Deferral of fees received and paid on the origination of loans and other effective interest rate adjustmentsW	(105)
Loan impairment charges and other differences in presentation under IFRSW	(2,180)
Recognition of the present value in-force of long-term insurance contracts W	(264)
Differences in tax criteria	(3,204)
Other differences in accounting principlesW	136
Net income under IFRS	(1,776)
US dollar equivalent (millions)	(139)
Add back tax expense	3,413
Profit before tax under IFRS	1,637
US dollar equivalent (millions)	128

Exchange rate used for conversion	12.77

W Net of tax at 30%.

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post-retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Deferral of fees paid and received on the origination of loans and other effective interest rate adjustments
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Effective interest rate method is used for the recognition of fees and expenses received or paid that are directly attributable to the origination of a loan and for other transaction costs, premiums or discounts.

Loan impairment charges and other differences in presentation under IFRS
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

•      When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

• In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
The value placed on insurance contracts that are classified as long-term insurance business or long-term investment contracts with discretionary participating features ('DPF') and are in force at the balance sheet date is recognised as an asset. The asset represents the present value of the equity holders' interest in the issuing insurance companies' profits expected to emerge from these contracts written at the balance sheet date.

The present value of in-force long-term insurance business and long-term investment contracts with DPF, referred to as 'PVIF', is determined by discounting the equity holders' interest in future profits expected to emerge from business currently in force using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses, and a risk discount rate that reflects the risk premium attributable to the respective contracts. The PVIF incorporates allowances for both non-market risk and the value of financial options and guarantees. The PVIF asset is presented gross of attributable tax in the balance sheet and movements in the PVIF asset are included in 'Other operating income' on a gross of tax basis.

Differences in tax criteria
IFRS

Deferred tax assets relates primarily to deductible temporary differences in respect of accounting provisions for the loan portfolio. The annual deduction for loan impairment charges was historically capped under Mexican legislation at 2.5% of the average qualifying loan portfolio. The balance is carried forward to future years without expiry.

On 31 May 2013 the Mexican Tax Authority issued a clarification related to deductions on loan portfolio sales. The impact was to reduce the amount of deferred tax assets recognised under IFRS. There is no impact under Mexican GAAP as the related deferred tax assets were not previously recognised.

Management's analysis of the recognition of these deferred tax assets now relies on the primary strategy of selling certain loan portfolios, the losses of which are deductible for tax in Mexico when sold. Any such deductions for tax would lead to the reversal of the carried forward loan impairment provision recognised for deferred tax purposes.

On the evidence available, including historic and projected levels of loan portfolio growth, loan impairment rates and profitability, it is anticipated that the business will now realise these assets over a shorter period, within the next 6 years, than originally was the case under the previous strategy of projecting loan portfolio growth, loan impairment rates and profitability, which anticipated that the assets would be realised within the next 15 years.

On 8 September 2013, the Mexican Government proposed a number of tax reforms that were approved by the Chamber of Senate on 31 October 2013 and published in the Official Gazette on 11 December 2013. The tax reforms include a new basis of tax deduction for loan impairment charges that will allow Banks to recognise tax deductions as and when loans are written off the balance sheet. The reforms also brought in transitional rules to allow Banks to continue to claim any unclaimed deductions with regard to the 2.5% pool as at 31 December 2013. These transitional rules are subject to further clarification by the Mexican fiscal authority. It is not expected that the tax reform will have a significant effect on the deferred tax assets held in HSBC's operations in Mexico.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                     Date: 24 February 2014